SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                               Schedule 13D

                 Under the Securities Exchange Act of 1934
                             (Amendment No. )*

                                Mesa, Inc.
                             (Name of Issuer)

   8% Cumulative Convertible Preferred Stock, Par Value $2.26 per Share
                      (Title of Class of Securities)

                                 590911202
                              (Cusip Number)

                              David C. Haley
                           HBK Investments L.P.
                        777 Main Street, Suite 2750
                         Fort Worth, Texas  76102
                              (817) 870-6100
               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)

                                May 9, 1997
          (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.  Name of Reporting Person:

    HBK Investments L.P.

2.  Check the Appropriate Box if a Member of a Group:
                                                       (a) /   /

                                                       (b) / X /

3.  SEC Use Only


4.  Source of Funds: WC and OO (See Item 3) (1)

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

                                                           /   /
6.  Citizenship or Place of Organization: Delaware


              7.   Sole Voting Power: 1,297,661 (1)
Number of
Shares
Beneficially  8.   Shared Voting Power: 1,974,322 (2)
Owned By
Each
Reporting     9.   Sole Dispositive Power: 1,297,661 (1)
Person
With
              10.  Shared Dispositive Power: 1,974,322 (2)

11. Aggregate Amount Beneficially Owned by Each Reporting Person:

    3,271,983 (1)(2)

12. Check Box if the Aggregate Amount in Row (11) Excludes Certain
    Shares:
                                                           /   /

13. Percent of Class Represented by Amount in Row (11): 5.3%

14. Type of Reporting Person: PN

--------------------------

(1) Includes 1,297,661 shares of Preferred Stock purchased by HBK Offshore Fund Ltd. HBK Investments L.P. has sole voting and dispositive power over these shares of Preferred Stock pursuant to an Investment Management Agreement with HBK Offshore Fund Ltd. Accordingly, HBK Offshore Fund Ltd. has no beneficial ownership of such shares.

(2) Includes 1,974,322 shares of Preferred Stock purchased by HBK
    Finance L.P. HBK Investments L.P. has shared voting and dispositive power over these securities pursuant to an Amended and Restated Management Agreement.
1.  Name of Reporting Person:

    HBK Finance L.P.

2.  Check the Appropriate Box if a Member of a Group:
                                                       (a) /   /

                                                       (b) / X /

3.  SEC Use Only


4.  Source of Funds: WC and OO (See Item 3)

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                           /   /

6.  Citizenship or Place of Organization: Delaware


              7.   Sole Voting Power: -0-
Number of
Shares
Beneficially  8.   Shared Voting Power:  1,974,322 (1)
Owned By
Each
Reporting     9.   Sole Dispositive Power: -0-
Person
With
              10.  Shared Dispositive Power: 1,974,322 (1)

11. Aggregate Amount Beneficially Owned by Each Reporting Person:

    1,974,322

12. Check Box if the Aggregate Amount in Row (11) Excludes Certain
    Shares:
                                                           /   /

13. Percent of Class Represented by Amount in Row (11): 3.2%

14. Type of Reporting Person: PN, BD

--------------------------

(1) HBK Investments L.P. has shared voting and dispositive power over these securities pursuant to an Amended and Restated Management Agreement.

ITEM 1.  SECURITY AND ISSUER.

    This statement relates to the shares of 8% Cumulative Convertible Preferred Stock, par value $2.26 per share (the "Preferred Stock"), of Mesa, Inc. (the "Issuer"). The principal executive offices of the Issuer are located at 1400 Williams Square West, 5205 North O'Connor Boulevard, Irving, Texas 75039.

ITEM 2.  IDENTITY AND BACKGROUND.

    (a)  Pursuant to Rules 13d-1(f)(1)-(2) of Regulation 13D-G of the
General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), this Schedule 13D Statement is hereby filed by HBK Investments L.P., a Delaware limited partnership ("Investments") and HBK Finance L.P., a Delaware limited partnership ("Finance") (collectively, the "Reporting Persons"). The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Act, although neither the fact of this filing nor anything contained herein shall be deemed an admission by the Reporting Persons that a group exists. Additionally, pursuant to Instruction C to
Schedule 13D, information is included herein with respect to the following persons (collectively, the "Controlling Persons"): HBK Partners II L.P., a Delaware limited partnership ("Partners II"), HBK Fund L.P., a Delaware limited partnership ("Fund"), HBK Capital L.P., a Delaware limited partnership ("Capital"), HBK Partners I L.P., a Delaware limited partnership ("Partners I"), HBK Management L.L.C., a Delaware limited liability company ("Management"), and each of the following individuals who may control Management (collectively, the "Managers"): Harlan B. Korenvaes, Kenneth M. Hirsh, Laurence H. Lebowitz, William E. Rose, and Richard L. Booth, Jr. The Reporting Persons and the Controlling Persons are sometimes hereinafter collectively referred to as the "Item 2 Persons."

    (b)-(c)

    Reporting Persons

    Investments is a Delaware limited partnership, the principal business of which is acting as an investment manager to two investment funds. The principal address of Investments, which also serves as its principal office, is 777 Main Street, Suite 2750, Fort Worth, Texas 76102.

    Finance is a Delaware limited partnership, the principal business of which is acting as a registered broker dealer. The principal address of Finance, which also serves as its principal office, is 777 Main Street, Suite 2750, Fort Worth, Texas 76102.

    Controlling Persons

    Pursuant to Instruction C to Schedule 13D of the Act, information with respect to the Controlling Persons is set forth below. The principal address of each Controlling Person, which also serves as its principal office, is 777 Main Street, Suite 2750, Fort Worth, Texas 76102.

    Partners II is a Delaware limited partnership, the principal business of which is serving as the general partner of Investments.

    Management is a Delaware limited liability company, the principal business of which is serving as the general partner of Partners II and Partners I.

    Fund is a Delaware limited partnership, the principal business of which is serving as the general partner of Finance and two other limited partnerships.

    Capital is a Delaware limited partnership, the principal business of which is serving as the general partner of Fund.

    Partners I is a Delaware limited partnership, the principal business of which is serving as the general partner of Capital.

    Managers

    The principal occupation of each of the Managers is serving as an officer of Investments. The business address of each of the Managers is 777 Main Street, Suite 2750, Fort Worth, Texas 76102.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

    The source and amount of the funds used or to be used by each of the Reporting Persons to purchase the shares of Preferred Stock are set forth below.

    REPORTING PERSON    SOURCE OF FUNDS          AMOUNT OF FUNDS

    Investments         Working Capital
                        and Other (1)(2)         $ 8,105,446

    Finance             Working Capital
                        and Other (1)            $ 11,416,148

    (1) As used herein the term "Working Capital" includes income from the business operations of the entity plus sums borrowed from, among other sources, banks and brokerage firm margin accounts, to operate such business in general. Portions of the funds reported herein were obtained from Bear, Stearns & Co. Inc. and Prime Dealer Services, Inc. as margin loans to acquire the shares of Preferred Stock, and the remainder was obtained from Working Capital.

    (2) 1,297,661 of the shares of Preferred Stock were purchased by HBK Offshore Fund Ltd. HBK Offshore Fund Limited does not have any beneficial ownership of such shares of Preferred Stock.

ITEM 4.  PURPOSE OF TRANSACTION.

    The Item 2 Persons acquired the shares of Preferred Stock in the ordinary course of business for investment purposes. None of the Item 2 Persons have any plans or proposals which relate to or would result in any of the actions or transactions specified in clauses (a) through (j) of Item 4 of
Schedule 13D under the Act. Each of the Item 2 Persons reserves the right to acquire or dispose of the shares of Preferred Stock, or to formulate other purposes, plans or proposals regarding the Issuer or the Preferred Stock held by each such Item 2 Person to the extent deemed advisable in light of general investment policies, market conditions and other factors.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

    (a)

    Reporting Persons

    Pursuant to an Investment Management Agreement with HBK Offshore
Fund Ltd. and an Amended and Restated Management Agreement with Fund and Capital, the aggregate number of shares of the Preferred Stock that Investments beneficially owns is 3,271,983, which constitutes approximately 5.3% of the 61,652,865 shares of Preferred Stock outstanding.

    The aggregate number of shares of the Preferred Stock that Finance owns beneficially is 1,974,322, which constitutes approximately 3.2% of the 61,652,865 shares of Preferred Stock outstanding.

    Controlling Persons

    Because of its position as the sole general partner of Investments, Partners II may be deemed to be the beneficial owner of 3,271,983 shares of the Preferred Stock, which constitutes approximately 5.3% of the 61,652,865 shares of Preferred Stock outstanding.

    Each of (1) Fund, as sole general partner of Finance, (2) Capital, as sole general partner of Fund, and (3) Partners I, as sole general partner of Capital, may be deemed to be the beneficial owner of 1,974,322 shares of the Preferred Stock, which constitutes approximately 3.2% of the 61,652,865 shares of Preferred Stock outstanding.

    Each of (1) Management, as sole general partner of Partners I and Partners II, and (2) the Managers, as controlling persons of Management, may be deemed to be the beneficial owner of an aggregate of 3,271,983 shares of the Preferred Stock, which constitutes approximately 5.3% of the 61,652,865 shares of Preferred Stock outstanding.

    To the best of the knowledge of each of the Reporting Persons, other than as set forth above, none of the persons named in Item 2 herein is the beneficial owner of any shares of the Preferred Stock.

    (b)

    Pursuant to an Investment Management Agreement with HBK Offshore
Fund Ltd. and acting through its general partner, Partners II, Investments has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 1,297,661 shares of the Preferred Stock. Pursuant to an Amended and Restated Management Agreement with Fund and Capital, and acting through its general partner, Partners II, Investments has the shared power to vote or to direct the vote and to dispose or to direct the disposition of 1,974,322 shares of the Preferred Stock.

    Acting through its general partner, Fund, Finance has the shared power to vote or to direct the vote and to dispose or to direct the disposition of 1,974,322 shares of the Preferred Stock.

    Controlling Persons

    Acting through its general partner, Management, and in its capacity as the general partner of Investments, Partners II has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 1,297,661 shares of the Preferred Stock and the shared power to vote or to direct the vote and to dispose or to direct the disposition of 1,974,322 shares of the Preferred Stock.

    Acting through its general partner, Capital, and in its capacity as the general partner of Finance, Fund has the shared power to vote or to direct the vote and to dispose or to direct the disposition of 1,974,322 shares of the Preferred Stock.

    Acting through its general partner, Partners I, and in its capacity as the general partner of Fund, Capital has the shared power to vote or to direct the vote and to dispose or to direct the disposition of 1,974,322 shares of the Preferred Stock.

    Acting through its general partner, Management, and in its capacity as the general partner of Capital, Partners I has the shared power to vote or to direct the vote and to dispose or to direct the disposition of 1,974,322 shares of the Preferred Stock.

    In its capacity as the general partner of Partners I and Partners
II, Management has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 3,271,983 shares of the Preferred Stock.

    Managers

    In his capacity as a controlling person of Management, each of the Managers has the shared power to vote or to direct the vote and to dispose or to direct the disposition of 3,271,983 shares of the Preferred Stock.

    (c)

    During the past 60 days, the Reporting Persons have purchased (P) and sold (S) shares of Preferred Stock in transactions on the New York Stock Exchange, as follows:

                               NUMBER OF SHARES
                                PURCHASED  (P)      PRICE PER
ITEM 2 PERSON      DATE           OR SOLD (S)         SHARE

Investments (1)    03/06/97        51,500 (P)         $ 7.50
Investments (1)    03/11/97        85,000 (S)           7.50
Investments (1)    03/14/97         8,250 (P)           7.50
Investments (1)    04/07/97        27,500 (P)           6.50
Finance            03/25/97       681,196 (P)           7.62
Investments (1)    04/07/97       117,800 (P)           6.50
Investments (1)    04/07/97         7,500 (S)           6.63
Finance            04/07/97        27,500 (P)           6.50
Finance            04/07/97       117,800 (P)           6.50
Finance            04/07/97         7,500 (S)           6.63
Investments (1)    04/08/97        34,900 (P)           6.25
Investments (1)    04/08/97           700 (S)           6.17
Investments (1)    04/08/97        10,200 (P)           6.38
Investments (1)    04/08/97         9,800 (S)           6.38
Finance            04/08/97       145,900 (P)           6.25
Finance            04/08/97           800 (S)           6.17
Finance            04/08/97        10,200 (P)           6.38
Finance            04/08/97         9,800 (S)           6.38
Investments (1)    04/09/97         2,000 (P)           6.13
Investments (1)    04/09/97         5,000 (P)           6.13
Investments (1)    04/09/97         5,000 (S)           6.25
Finance            04/09/97         5,000 (P)           6.13
Finance            04/09/97         5,000 (S)           6.25
Investments (1)    04/10/97         2,500 (P)           6.13
Finance            04/10/97         2,500 (S)           6.25
Finance            04/10/97         2,500 (P)           6.13
Investments (1)    04/11/97         1,759 (P)           6.00
Investments (1)    04/11/97         5,000 (S)           6.13
Finance            04/11/97         3,241 (P)           6.00
Finance            04/11/97         5,000 (S)           6.13
Investments (1)    04/14/97       100,400 (P)           6.00
Investments (1)    04/14/97         1,700 (S)           6.13
Finance            04/14/97         3,300 (S)           6.13
Investments (1)    04/15/97       100,000 (P)           6.00
Investments (1)    04/15/97        12,200 (P)           6.00
Investments (1)    04/16/97        81,000 (P)           6.00
Investments (1)    04/16/97         1,300 (S)           6.13
Finance            04/16/97        10,000 (P)           6.00
Finance            04/16/97         2,200 (S)           6.13
Finance            04/17/97         5,000 (P)           6.00
Finance            04/18/97        69,400 (P)           6.00
Investments (2)    04/18/97        29,600 (P)           6.00
Investments (1)    04/21/97       471,739 (S)           6.18
Investments (1)    04/21/97        20,000 (P)           6.00
Investments (1)    04/21/97           522 (S)           6.00
Finance            04/21/97         5,000 (S)           6.00
Investments (2)    04/21/97       471,739 (P)           6.18
Investments (2)    04/21/97           522 (P)           6.00
Investments (1)    04/22/97        50,000 (P)           6.00
Finance            04/22/97        50,000 (P)           6.00
Finance            04/22/97         5,000 (P)           6.13
Investments (2)    04/22/97         5,000 (P)           6.13
Finance            04/23/97         2,900 (P)           6.00
Finance            04/23/97        12,200 (S)           6.00
Investments (2)    04/23/97         1,800 (P)           6.00
Investments (2)    04/23/97         7,800 (S)           6.00
Investments (1)    04/24/97         4,200 (S)           6.13
Investments (1)    04/24/97       190,400 (P)           6.00
Investments (1)    04/24/97        53,500 (P)           5.88
Finance            04/24/97         5,800 (S)           6.13
Finance            04/24/97        25,000 (P)           5.88
Finance            04/24/97        25,000 (P)           6.00
Finance            04/25/97         8,400 (P)           6.05
Finance            04/25/97        10,000 (S)           6.25
Investments (2)    04/25/97        75,900 (P)           6.05
Investments (1)    04/28/97        23,800 (S)           6.00
Finance            04/28/97         6,800 (S)           6.00
Finance            04/29/97        14,800 (P)           6.13
Finance            04/29/97         5,700 (S)           6.13
Investments (2)    04/29/97        11,000 (P)           6.13
Investments (2)    04/29/97         4,300 (S)           6.13
Investments (1)    04/30/97       112,300 (P)           6.25
Finance            04/30/97        50,000 (S)           6.25
Investments (2)    04/30/97       117,200 (P)           6.26
Investments (1)    05/01/97       123,500 (S)           6.34
Investments (2)    05/01/97       123,500 (P)           6.34
Finance            05/02/97         1,600 (P)           6.38
Investments (2)    05/02/97         1,400 (P)           6.38
Investments (1)    05/05/97        15,000 (P)           6.25
Investments (1)    05/08/97       103,200 (P)           6.00
Investments (1)    05/08/97         2,700 (P)           6.13
Finance            05/08/97        20,000 (S)           6.25
Finance            05/08/97       118,700 (P)           6.00
Finance            05/08/97         3,000 (P)           6.13
Investments (1)    05/09/97       419,400 (S)           6.32
Investments (1)    05/09/97        12,500 (P)           6.13
Finance            05/09/97        12,500 (P)           6.13
Investments (2)    05/09/97       419,400 (P)           6.32
Investments (1)    05/12/97         3,500 (S)           6.38
Finance            05/12/97         4,000 (S)           6.38
Investments (2)    05/12/97         4,400 (P)           6.25
Investments (2)    05/12/97        11,200 (P)           6.25
Finance            05/13/97         1,400 (S)           6.38
Investments (2)    05/13/97         1,100 (S)           6.38
Investments (1)    05/14/97        12,500 (S)           6.32
Investments (2)    05/14/97        12,500 (P)           6.32
Investments (1)    05/15/97         2,300 (S)           6.63
Investments (1)    05/15/97         2,300 (S)           6.38
Investments (2)    05/15/97        25,700 (P)           6.50
Finance            05/15/97         2,700 (S)           6.63
Finance            05/15/97         2,700 (S)           6.38
Finance            05/15/97        29,300 (P)           6.50

----------------
(1) The shares of Preferred Stock were purchased by HBK Securities Ltd., which has no beneficial ownership of such shares of Preferred Stock pursuant to an Investment Management Agreement with Investments. As of the date hereof, HBK Securities Ltd. does not own any shares of Preferred Stock.

(2) The shares of Preferred Stock were purchased by HBK Offshore Fund Ltd., which has no beneficial ownership of such shares of Preferred Stock pursuant to an Investment Management Agreement with Investments.

    (d)

    Not applicable.

    (e)

    Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

    Except as set forth herein or in the Exhibits filed herewith, there are no contracts, arrangements, understandings or relationships with respect to shares of the Preferred Stock owned by the Item 2 Persons.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

    Exhibit 99.1 -- Agreement pursuant to Rule 13d-1(f)(1)(iii), filed herewith.

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

    DATED:     May 15, 1997



                             HBK INVESTMENTS L.P.


                             By: /s/ H. Michael Reese
                                    H. Michael Reese,
                                    Chief Financial Officer (1)



                             HBK FINANCE L.P.


                             By: /s/ H. Michael Reese
                                    H. Michael Reese,
                                    Chief Financial Officer (2)


(1) An Authorization Certificate authorizing H. Michael Reese to act on behalf of HBK Investments L.P. previously has been filed with the Securities and Exchange Commission.

(2) An Authorization Certificate authorizing H. Michael Reese to act on behalf of HBK Finance L.P. previously has been filed with the Securities and Exchange Commission.

                               EXHIBIT INDEX

EXHIBIT            DESCRIPTION

99.1          Agreement pursuant to Rule 13d-1(f)(1)(iii), filed herewith.